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                       1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2008

                 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.
                 (Translation of Registrant's Name Into English)

                              NO. 8, LI-HSIN RD. 6,
                              HSINCHU SCIENCE PARK,
                                     TAIWAN
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  V               Form 40-F
               ---                        ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                        No  V
         ---                       ---

(If "Yes" is marked, indicated below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82:        .)
                                      --------



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                            TSMC MATERIAL INFORMATION

                                  JULY 3, 2008

Due to recent market information and rumors that have led to diverging views of TSMC's business outlook, TSMC would like to make the following clarification:

"According to our current estimates, TSMC's second-quarter revenue, gross profit margin, and operating profit margin are all in line with or slightly higher than guidance announced at the end of April," said Lora Ho, TSMC's spokesperson and Chief Financial Officer. "Third quarter revenue is expected to grow from the second quarter, while gross profit margin and operating profit margin are expected to maintain second-quarter levels. In addition, TSMC maintains its forecast of approximately 5 percent growth in semiconductor industry revenues this year."

In addition, TSMC announced a share buyback program on May 13 as part of a plan to facilitate Philips' orderly exit from its shareholding in TSMC. The announced program stated that TSMC would repurchase its own common shares from the open market between May 14 and July 13, 2008, and cancel the repurchased shares.

In order to distribute the dividend approved at the Company's June 13 shareholder meeting in a timely fashion, TSMC set July 22 as the 2008 dividend record date, and notified the Taiwan Stock Exchange of the ex-dividend date on July 1 in accordance with exchange regulations. As required by the Taiwan Securities and Future Bureau, a company may not repurchase shares between the announcement of its ex-dividend date and two days before the shareholders' register is closed. Due to this requirement, as of July 1 TSMC has stopped the abovementioned share buyback program in which Philips participated.


According to TSMC and Philips' consensus, Philips will not conduct any future sales of TSMC shares on the open market without the agreement of TSMC.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: July 3, 2008                By /s/ Lora Ho
                                     -------------------------------------------
                                        Lora Ho
                                        Vice President & Chief Financial Officer